UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

02058860

For the month of September 2002
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	**None**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ________ Form 40-F ✓

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ________ No ✓

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.333-13456) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: October 1, 2002

By: Blaine G. Melnyk
Corporate Secretary &
Associate General Counsel

EXHIBIT INDEX

1. Press Release dated September 23, 2002.
2. Press Release dated September 23, 2002.
3. Press Release dated September 25, 2002.

ENBRIDGE

NEWS RELEASE

Enbridge to Increase Ownership of Alliance Pipeline

CALGARY, Alberta, September 23, 2002 – Enbridge Inc. today announced that it has entered into an agreement with The Williams Companies Inc. to acquire Williams' 14.6% interest in both the Canadian and U.S. segments of the Alliance Pipeline. The purchase price aggregates approximately Cdn$270 million, representing 1.1 times the book value of the interest. The purchase is subject to regulatory approvals and the rights of other Alliance owners to acquire their pro rata share of Williams' interest. The purchase does not include the Williams interest in the Aux Sable NGL plant, which processes all gas transported on the Alliance Pipeline, and Enbridge will not assume any of Williams' natural gas transportation commitments in the pipeline.

Based on discussions with other owners of the pipeline, Enbridge expects that certain partners will exercise, in part, their rights of first refusal. As a result, Enbridge expects that upon completion of the transaction it will have increased its interest from approximately 21% to approximately 30% at a cost of approximately Cdn$165 million, and that its ownership level will equal that of the largest other owner, Fort Chicago Energy Partners. Closing is expected early in the fourth quarter.

Patrick D. Daniel, President and Chief Executive Officer of Enbridge, commented that, "This acquisition fits well with our strategy of expanding our North American presence and involvement with high-quality natural gas pipeline assets. Alliance is a major pipeline serving the needs of U.S. Midwest and Eastern markets for Western Canada gas. It runs through areas and jurisdictions that are well understood by Enbridge, as it parallels much of our mainline crude oil system from Edmonton to Chicago. Together with the Vector Pipeline operated by Enbridge, Alliance provides a much-needed diversification in supply paths serving our gas distribution interests in Ontario and Quebec. With its state-of-the-art technology, favourable tolls and low-cost expansion capability, we expect it will play a significant role in moving northern gas to market later in the decade. These are pure, fee-based infrastructure assets with steady earnings and cash flows, returns which are immediately accretive to earnings per share, and with good long-term growth potential – all the features we look for in a major investment."

The Alliance Pipeline is a 36-inch diameter pipeline with a capacity of 1,550 million cubic feet per day of natural gas. It extends 3000 kilometres from Fort St. John in British Columbia to Chicago, Illinois. It employs a "high pressure dense phase" technology to create higher transmission efficiency than traditional conventional gas transmission systems. Alliance commenced operations in late 2000. Enbridge was the first pipeline company to invest in Alliance and, in conjunction with a number of natural gas producers, seek to develop alternatives for accessing U.S. markets.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world's longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company, which provides distribution services in Ontario, Quebec and New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge's common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company's web site at www.enbridge.com.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Enbridge contacts:

Media
Jim Rennie
(403) 231-3931
E-mail: jim.rennie@corp.enbridge.com

Investment Community
Colin Gruending
(403) 231-5919
E-mail: colin.gruending@corp.enbridge.com

NEWS RELEASE

Enbridge Modifies Terms for Transfer of U.S. Natural Gas Systems to Enbridge Energy Partners

CALGARY, Alberta, September 23, 2002 – Enbridge today announced that it has agreed to revised terms for the transfer of the Midcoast, Northeast Texas and South Texas systems to Enbridge Energy Partners, L.P. (the "Partnership"). The price of the transfer will be reduced from US$929 million to US$820 million, plus adjustments for working capital and other items.

The terms were revised based on a review of the performance of the Northeast Texas system following the release of second quarter 2002 results and after consideration of current market conditions. The transfer price of US$820 million is expected to result in a book loss of approximately Cdn$76 million, which would be recognized in the third quarter of 2002.

"The transfer of the Midcoast and Northeast Texas assets to the Partnership is consistent with our original intent and our plans to develop Enbridge's footprint in the United States," said Patrick D. Daniel, President and Chief Executive Officer. "The transfer proceeds will enhance our flexibility to capitalize on the many other opportunities available to us in this market. At the same time, the transfer advances the Partnership's strategy with respect to geographic and commodity diversification and its goal to increase distributions to unitholders. We are confident that these assets will generate stable and growing cash flows for the Partnership and provide opportunities to expand the existing platform."

The closing of the transfer, which is expected to occur during the fourth quarter, remains subject to the Partnership obtaining necessary financing and other conditions.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world's longest crude oil and liquids transportation system. The Company also is involved in international energy projects and has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company, which provides distribution services in Ontario, Quebec and New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America.

Enbridge's common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company's web site at www.enbridge.com.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For additional information contact:

Enbridge:

Media
Jim Rennie
(403) 231-3931
E-mail: jim.rennie@corp.enbridge.com

Investment Community
Colin Gruending
(403) 231-5919
E-mail: colin.gruending@corp.enbridge.com

ENBRIDGE

NEWS RELEASE

Major Producer Signs on to Crude Oil Storage Agreement with Enbridge, CCS

CALGARY, Alberta, September 25, 2002 – Enbridge Inc. and CCS Inc. today announced they have finalized a five-year crude oil storage agreement with a major crude oil producer for the use of three million barrels of underground cavern storage at Hardisty, Alberta. The facility, Hardisty Caverns Ltd., is jointly owned and operated by Enbridge and CCS. The specific terms of the agreement were not disclosed.

Enbridge and CCS will be spending in excess of $60 million CAD to develop new infrastructure at the facility, with an in-service date of late 2003.

As part of the agreement, the producer will have exclusive access to the four existing salt dome caverns, ranging in size from 600,000 to 900,000 barrels. Crude oil from a number of sources in Alberta will be stored at the facility, for eventual delivery to market through the Enbridge terminal at Hardisty.

"This agreement confirms the attractiveness of additional crude oil storage infrastructure in Western Canada as oil sands production increases over the next several years," said J. Richard Bird, Enbridge's Group Vice President, Transportation North. "The cavern storage will complement our main line crude oil pipeline system and associated terminal facilities at Hardisty, which are both currently being expanded. This new agreement is consistent with our intention to develop term storage infrastructure on a fee-for-service basis."

Enbridge and CCS formed an operating partnership in June to develop cavern facilities on property acquired by CCS in 2001.

"Customer demand from the new oil sands and heavy oil expansion projects coming on stream will require long-term planning. Based on the success of this venture, Enbridge and CCS are exploring the potential to create additional caverns at the Hardisty facility," said Dave Werklund, CCS President and CEO.

The joint Enbridge/CCS facility, scheduled to be completed by the end of 2003, will also include two new conventional storage tanks, with a combined capacity of 250,000 barrels and 1.5 km of new connecting pipelines.

The storage facilities are located adjacent to Enbridge's pipeline terminal at Hardisty.

About Enbridge

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world's longest crude oil and liquids transportation system. The Company also is involved in international energy projects and has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company, which provides distribution services in Ontario, Quebec and New York State; and is developing a gas distribution system for the province of New Brunswick. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge common shares trade on The Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S., under the symbol ENB. Information about Enbridge is available on the Company's web site at www.enbridge.com.

About CCS

CCS is a dynamic, rapidly expanding Calgary-based energy service company, operating since 1984. Through its CCS Energy Services division, the Company offers crude oil treatment, terminal services and storage in Western Canada. CCS also provides treatment, recovery and disposal solutions for oilfield by-products at 24 Canadian facilities. CCS offers drilling fluid technology and drilling services through its subsidiary ProDrill. Through its Concord Well Servicing division, which employs 39 service rigs, the Company provides well servicing in Western Canada. The CCS Income Trust Units are listed on the Toronto Stock Exchange under the symbol "CCR.UN". Information about CCS is available on the company's web site at www.ccsincometrust.com.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For additional information contact:

Enbridge:

Media
Ian La Couvée
(403) 231-5775
E-mail: ian.lacouvee@cnpl.enbridge.com

Investment Community
Colin Gruending
(403) 231-5919
E-mail: colin.gruending@corp.enbridge.com

CCS Income Trust:

Rene Amirault, Vice President Corporate Development
(403) 233-7565
E-mail: ramirault@cdncrude.com